May 18, 2022

Via EDGAR

Attention: Inessa Kessman and Robert Littlepage

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	GoodRx Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021 Response dated April 25, 2022 File No. 001-39549

Dear Inessa Kessman and Robert Littlepage:

On behalf of GoodRx Holdings, Inc. (the “Company”), I am pleased to respond to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in the Staff’s letter addressed to Trevor Bezdek, Co-Chief Executive Officer of the Company, dated May 11, 2022 (the “Letter”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (“2021 10-K”).

For your convenience, the Staff’s comment contained in the Letter is reprinted below in bold followed by the Company’s response. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to those in the 2021 10-K and any capitalized terms used but not defined herein have the same meaning as contained in the 2021 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements

14. Stockholders’ Equity

Restricted Stock Units for Class B Common Stock, page F-29

1.

We note your response to our comment three. In this regard, please provide us with your accounting analysis as to whether any in-substance service conditions exists for the Performance-Vesting Founders Award RSU’s. Your response should address but not be limited to the following points.

•	Tell us if there are any provisions or conditions, whether in the award or elsewhere, that compels the employees to remain in employment after the vesting date in order to receive the award.

•

Tell us if there exists any risk of forfeiture after the vesting date. We note your disclosure on page 48 that “FICA taxes are generally due in the period when the substantial risk of forfeiture lapses.” If a risk of forfeiture exists, explain how you considered the forfeiture conditions in evaluating whether any in-substance service conditions exist.

233 Santa Monica Blvd Suite 990 Santa Monica, CA 90401	www.goodrx.com

•

We note your statement on page 48 that, “As the Performance-Vesting Founders Awards vested in October 2020, we accelerated the settlement of 0.7 million RSUs during the fourth quarter of 2020 sufficient to satisfy FICA tax withholding obligations due in the year of vesting.” Provide us an analysis of your accounting, with appropriate citation to authoritative literature, for the acceleration and any other modification since the original grant date of the awards.

•

We note your response states that a “three-year settlement deferral period was negotiated to postpone the potentially significant cash expenditure for the Company associated with these payments.” Tell us whether this negotiation occurred before or after grant date. If the negotiation occurred after grant date, provide us with your accounting analysis, with appropriate citation to authoritative literature, for the effect of the modification.

•

We note that at the same time you issued your Performance-Vesting Founders Awards, you also issued Time-Vesting Founders Awards that vest in equal quarterly installments over four years. Provide us with your accounting analysis of the consideration you gave to whether the four year explicit service condition for your time vested restricted awards represents an in-substance service condition for the performance based awards.

Response: The Company advises the Staff that, as discussed further below, it considered various factors in determining the requisite service period over which to recognize the expense for the Performance-Vesting Founders Awards (or “Performance RSUs”) and concluded that an in-substance service condition beyond the date that the stock price targets were achieved does not exist for the Performance-Vesting Founders Awards.

As background and as previously disclosed, pursuant to the terms of the agreement governing the Performance-Vesting Founders Awards (“Performance RSU Agreement”):

•

The RSUs vest based on the achievement of price per share goals ranging from $6.07 per share to $51.28 per share within seven years following the grant date, subject to the employee’s continued employment with the Company through the applicable Vesting Date.

•	Vesting Date is defined as the first date on which the applicable price per share goal is achieved.

•	There are no forfeiture provisions related to vested shares following the applicable Vesting Date.

•	RSUs that vest will be settled on the third anniversary of the applicable Vesting Date or, if earlier, upon a qualifying change in control event or to satisfy FICA tax withholding requirements.

As the award contained multiple stock price goals which result in different portions of the award vesting (“tranches”), at the grant date, the Company estimated the requisite service period (i.e., the derived service period, as defined by ASC 718-10-20) for each tranche which ranged from 0.08 to 1.85 years. The weighted-average derived service period of the award was 1.2 years. Due to the significant increase in the Company’s stock price following its IPO, all the stock price conditions were achieved in October 2020, which was earlier than estimated at the grant date. At the dates the stock price targets were achieved, the Company recognized all of the remaining unrecognized compensation cost associated with the awards in accordance with ASC 718-10-55-77(a).

233 Santa Monica Blvd Suite 990 Santa Monica, CA 90401	www.goodrx.com

The Company considered the following in its analysis in determining the requisite service period for the Performance-Vesting Founders Awards:

•

The awards did not contain any explicit post-vesting service periods. ASC 718-10-35-2 provides that the requisite service period is “the period or periods during which an employee is required to provide service in exchange for an award.” Upon achieving the stock price goals, the award vests and, based on the terms and conditions of the awards, the Co-CEOs could voluntarily terminate employment after vesting and still retain the right to receive the shares underlying the vested Performance RSUs when settlement occurs. There are no provisions or conditions stipulated by the Performance RSU Agreement, or elsewhere, that compel the employees to remain in employment after the applicable vesting date in order to receive the corresponding shares.

•

ASC 718-10-35-5 provides that the requisite service period for an award that contains a market condition can be derived from certain valuation techniques that may be used to estimate grant-date fair value (as further provided in the definition of “derived service period” in ASC 718-10-20). As noted above, the Company estimated the derived service period when valuing the award which was the period expected to achieve the stock price goals.

•

There are no risks of forfeiture after the applicable vesting date. As noted in the disclosure referenced by the Staff, the Co-CEOs’ FICA taxes are generally due in the period when the substantial risk of forfeiture lapses. This substantial risk of forfeiture lapsed when the awards were vested (i.e., when the stock price targets were achieved in October 2020) which was when the FICA taxes were then due. At this time, the Company net settled a number of shares sufficient to cover the Co-CEOs’ FICA taxes as provided in the original award agreement. Net settlement refers to the Company withholding shares from the Co-CEOs in satisfaction of the applicable withholding tax obligations of the Co-CEOs. “Substantial risk” of forfeiture refers to the tax regulations as to when FICA taxes are due, and the Company confirms to the Staff that upon vesting there was no risk of forfeiture thereafter.

•

The original terms of the award provided that the Company net settle shares from the Co-CEOs to satisfy their tax withholding obligations. The three-year deferred settlement period was negotiated before the grant date of the awards to postpone the potentially significant cash expenditure for the Company associated with income tax withholding payments. This deferred settlement period does not require the Co-CEOs to be employed with the Company at the time of settlement and therefore was not factored into determining the requisite service period.

•

The four year explicit service condition for the Time-Vesting Founders Awards does not represent an in-substance service condition for the Performance-Vesting Founders Awards. The Time-Vesting Founders Awards and the Performance-Vesting Founders Awards were separate agreements and vesting of one award did not impact the vesting of the other. The Time-Vesting Founders Awards and the Performance-Vesting Founders Awards are not co-terminus or otherwise linked. The Time-Vesting Founders Awards and the Performance-Vesting Founders Awards were designed to compensate the Co-CEOs based on achievement of different criteria (i.e., continued employment in the case of the Time-Vesting Founders Awards and achievement of increases in the Company’s stock price during employment in the case of the Performance-Vesting Founders Awards). Accordingly, the Company treated these as separate awards and determined the requisite service period separately.

Considering these facts and circumstances, the Company concluded that the requisite service period over which to recognize the expense for the Performance-Vesting Founders Awards was the derived service period implied by the valuation of the award, and that an in-substance service condition beyond this period does not exist.

233 Santa Monica Blvd Suite 990 Santa Monica, CA 90401	www.goodrx.com

The Company further advises the Staff that there have been no modifications to those original terms and conditions as set forth in the Performance RSU Agreement, which were all negotiated prior to the grant date of the awards. Specifically:

•

The payment of FICA taxes by net settlement was contemplated by the original award agreement. The term “acceleration” in the disclosure was used not to imply that there was a modification, but rather that the settlement occurred prior to the standard 3-year settlement term.

•	The three-year delayed settlement provision was negotiated prior to and included in the award at the date of grant and has not been modified subsequent to that date.

Please do not hesitate to contact the Company’s General Counsel by email at gracye@goodrx.com or by phone at (213) 245-9157 if there are any comments or questions concerning the foregoing.

Sincerely,

/s/ Karsten Voermann
Karsten Voermann
Chief Financial Officer

cc:
Trevor Bezdek, Co-Chief Executive Officer
Gracye Cheng, General Counsel
Benjamin J. Cohen, Latham & Watkins LLP

233 Santa Monica Blvd Suite 990 Santa Monica, CA 90401	www.goodrx.com